Calvert Group, Ltd.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

January 7, 2010

Via EDGAR

Jennifer L. Sawin, Esq.
Branch Chief
Office of Investment Company Regulation
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: APP WD: Withdrawal of Application of Calvert Social Investment Fund, Calvert Asset Management Company, Inc. and Calvert Distributors, Inc. for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Rule 12d1-2(a) Under the Act
File No. 812-13719

Dear Ms. Sawin:

On behalf of the applicants identified above, we hereby request that the application in the above-referenced matter filed on November 17, 2009, under Calvert Asset Management Company, Inc. be withdrawn. The application was filed in error directly under this registrant (CIK# 0000918006). The filing of the same application (File No. 812-13718) under Calvert Social Investment Fund (CIK# 0000356682) will remain in effect.

Please feel free to contact me at 301-657-7045 with any questions regarding this filing.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Assistant Vice President and Assistant Secretary
Associate General Counsel